Mail Stop 3720

June 28, 2007

<u>Via U.S. Mail</u>

Ms. Yan Liu
Chief Financial Officer
Telecom Communications, Inc.
9/F., Beijing Business World
56 Dongxinghong Avenue
CW District
Beijing, China 100062

      RE: Telecom Communications, Inc.
              Form 10-KSB for Fiscal Year Ended September 30, 2006
              Filed January 17, 2007
              Form 10-QSB for Fiscal Quarter Ended March 31, 2007
              Filed May 21, 2007
              File No. 333-62236

Dear Ms. Liu:

We have reviewed your supplemental response letters dated April 18, 2007 and June 15, 2007 as well as your filings and have the following comments. As noted in our comment letter dated March 7, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Form 10-QSB For the Fiscal Quarter Ended March 31, 2007</u>

<u>Management's Discussion and Analysis or Plan of Operation</u>
<u>Critical Accounting Policies</u>
<u>Accounting for property, plant and equipment, page 29</u>

1. We note your disclosure of web site's useful life of 5 years. However, we note similar disclosure in 2006 Form 10-KSB (page F-9) that the web site has a useful life of 3 years. Advise us if it is a change in accounting estimate. If so, tell us and

disclose in detail the basis that support the change and provide all of the disclosures as required by paragraph 22 of SFAS 154.

Financial Statements and Notes
Note 1. Business Description, Basis of Presentation and Organization
Alpha Century Holdings Limited, page 6

2. We note your disclosure that "[f]rom April 2007, Alpha start terminating the services for its customers due to discontinued operations". Please tell us and disclose in greater detail the nature of the discontinued operations, the related operating segment and your accounting for the discontinued operations in the financial statements. If material, you should provide similar additional disclosures in MD&A including its impact on your financial statements. Refer to SFAS 144.

* * * *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director